Exhibit (a)(5)(C)

Surge Components Announces Final Results of Tender Offer

DEER PARK, N.Y. (March 10, 2017) – Surge Components, Inc. (“Surge” or the “Company”) (OTC Pink: SPRS), a leading supplier of capacitors, discrete semi-conductors and audible and sounding devices, announced today the final results of its tender offer, which expired at 11:59 p.m., New York City time, on March 3, 2017. Based on the final count by Continental Stock Transfer & Trust Company, the depositary for the tender offer, a total of 6,135,617 shares of the Company’s common stock were validly tendered and not validly withdrawn.

Because the tender offer is oversubscribed by 1,135,617 shares, the Company will purchase only a prorated portion of the shares properly tendered by each tendering stockholder. The depositary has informed the Company that the final proration factor for the tender offer is approximately 81.7% of the shares validly tendered and not validly withdrawn. Continental Stock Transfer & Trust Company will promptly issue payment for the shares accepted pursuant to the tender offer and return all other shares tendered and not purchased. The shares expected to be acquired represent approximately 49% of the total number of shares of the Company’s common stock issued and outstanding as of February 2, 2017.

Morrow Sodali LLC acted as information agent for the tender offer and Continental Stock Transfer & Trust Company acted as the depositary. All inquiries about the tender offer should be directed to Morrow Sodali LLC at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Important Notice Regarding Forward-Looking Statements

This press release may include forward-looking statements. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2017.

About Surge Components, Inc.

Founded in November 1981, Surge is a supplier of capacitors, discrete semi-conductors and audible/sounding devices. Surge’s capacitor product portfolio includes aluminum electrolytic capacitors, film capacitors, and ceramic capacitors. In the discrete semiconductor portfolio, Surge’s strengths include general purpose, recovery, schottky, polymer ESD, and transient voltage suppressors, transistors, diodes, and a full line of bridge rectifiers. With more than 30 years in the industry, Surge helps customers bring their products to market using the highest quality components with the most competitive economics to scale. Surge supplies its top quality products to customers in many market segments, including, but not limited to, power, energy, automotive, computer, telecom and security.

Media Contact

Sloane & Company

Dan Zacchei/ Joe Germani, 212-486-9500

dzacchei@sloanepr.com

jgermani@sloanepr.com